Exhibit 99.1
MPEL Announces Earnings Release Date
New York, February 17, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL) (“MPEL”) announces that it will file its fourth quarter results for 2008 on Form 6-K with the U.S. Securities and Exchange Commission on Tuesday, February 24, 2009 to be followed by a conference call on the same day at 8:30 a.m. Eastern Standard Time (or 9:30 p.m. Hong Kong Time).
To join the conference call, please use the dial-in details below:

U.S. Toll Free Number:	1.866.510.0705
U.S. Toll Number (for international callers):	1.617.597.5363
Hong Kong Toll Number:	852.3002.1672
Hong Kong Toll Free Number:	800.96.3844
UK Toll Free Number:	00.800.280.02002
Australia Toll Free Number:	1.800.002.971
Passcode:	MPEL
An audio webcast will also be available at http://www.melco-crown.com.
A replay of the call will be available on the same day at 10:30 a.m. Eastern Standard Time (or 11:30 p.m. Hong Kong Time) until March 3, 2009. To listen to the replay, please use the dial-in details below:

U.S. Toll Free Number:	1.888.286.8010
U.S. Toll Number (for international callers):	1.617.801.6888
Passcode:	21719684
About Melco Crown Entertainment Limited
MPEL is a developer, owner and, through its sub-concession holding company, an operator of casino gaming and entertainment casino resort facilities in Macau. Its first property, Crown Macau (www.crown-macau.com), opened in 2007. Other development projects include City of Dreams, an integrated urban casino resort located in Cotai, Macau. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,150 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-crown.com.
MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman and the CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of MPEL.
Investor Inquiries:
Geoffrey Davis, CFA
Senior Vice President, Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com